FOR IMMEDIATE RELEASE:

Afya Limited Announces Entering into of Purchase Agreement for the Acquisition of Faculdade Ciências Médicas da Paraíba

August 20, 2020 – Afya Limited, or Afya (Nasdaq: AFYA) today announced it entered into a purchase agreement for the acquisition, through its wholly-owned subsidiary Afya Participações S.A., of 100% of the total share capital of Faculdade Ciências Médicas da Paraíba, or FCMPB.

FCMPB is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the State of Paraíba and medical course represents 99% of its 2019’s Net Revenue. The projected Net Revenue for FCMPB in 2024, when the institution will reach maturation, is R$ 107.0 million representing an estimated post synergies EV/EBITDA of 6.3x all derived from its medical school.

The aggregate purchase price is R$380.0 million, of which: (i) 50% is payable in cash on the transaction closing date, and (ii) 50% is payable in cash in four equal installments through 2024, adjusted by the CDI rate.

The acquisition will contribute 157 medical school seats to Afya, increasing Afya’s total medical school seats to 2,023.

Commenting on the acquisition, Virgilio Gibbon, Chief Executive Officer of Afya stated, “We are pleased that we have been able to acquire another attractive medical school operator. Growing our business through acquisitions is an important component of our growth strategy as articulated during our IPO last year. To date, we have now added slightly more than 570 seats or 57% of our started goal to add 1,000 seats over a three-year period. Our recent acquisitions have all seen top line growth coupled with margin expansion. I am very proud that our team has been able to continue executing on our long-term strategic initiatives even under the current challenging environment. We maintain a healthy financial position giving us the ability to adapt to the dynamic environment we are operating in.”

“We are well positioned to adapt and succeed over the long term and with each acquisition we are scaling our brand recognition” concluded Mr. Virgilio.

Closing of the transaction is subject to customary and usual conditions including approval from antitrust regulators.

Afya’s management team will host a conference call with investors August 21, 2020, 11:00 am EDT.

Investors may listen to the conference call (ID: AFYA) by dialing +1 (844) 204-8586 or +1 (412)-717-9627 for US Numbers and (11) 3181-8565 for BR Numbers. A live and archived webcast of the call will be available on the Investor Relations section of the Company’s website at https://ir.afya.com.br/.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and continuing medical education activities.

Contact: Investor Relations: ir@afya.com.br